

July 30, 2014

Via E-mail
Mr. Mark Pellicane
Chief Executive Officer
Falconridge Oil Technologies Corp.
17-120 West Beaver Creek Rd.
Richmond Hill, Ontario, Canada L4B 1L2

>   **Re: Falconridge Oil Technologies Corp.**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed July 22, 2014**
>   **File No. 333-191018**

Dear Mr. Pellicane:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Amendment No. 5 filed July 22, 2014

General

1.   Please update your financial statements and related disclosures throughout your filing to comply with Rule 8-08 of Regulation S-X.

Exhibit 5.1

2.   We refer you to prior comment 7 from our letter to you dated July 8, 2014. Please file an opinion of counsel in which the names of the firm are presented consistently. As previously noted, the name "Macdonald Tuskey" appears on the letterhead, but the opinion has been signed by "W.L. Macdonald Law Corporation." If the opinion is being rendered by Macdonald Tuskey, please revise the signature page to reflect that

Mr. Mark Pellicane
Falconridge Oil technologies Corp.
July 30, 2014
Page 2

Macdonald Tuskey is the signatory and, if true, that W.L. Macdonald Law Corporation is signing on its behalf. Also make revisions to the Form S-1 registration statement, as appropriate, if instead W.L. Macdonald Law Corporation is the firm representing the company and rendering the legality opinion, as the last sentence of your response to prior comment 7 suggests.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director